BP 2/26

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04002733

CM

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 5 2004 WASH. D.C. 158 SECTION PROCESSING

SEC FILE NUMBER
8- 23757

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Porter White & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Richard Arrington Jr., Blvd. North
(No. and Street)

Birmingham	AL	35203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James H. White, III, President — 205 252 3681
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren, Averett Kimbrough and Marino, LLC
(Name – *if individual, state last, first, middle name*)

2500 Acton Road	Birmingham	AL	35243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James H. White, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Porter, White & Company, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James H. White III
Signature

President
Title

Patricia Pierce
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PORTER, WHITE & COMPANY, INC.

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2003

WARREN, AVERETT, KIMBROUGH & MARINO, LLC

CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	3
FINANCIAL STATEMENTS	
Statement of Financial Condition	4
Statement of Income	5
Statement of Stockholder's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8
SUPPLEMENTARY INFORMATION	
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	14
Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities And Exchange Commission	18
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	19
Report of Independent Accountants on Internal Accounting Control	20

Warren, Averett, Kimbrough & Marino, LLC
Certified Public Accountants ◦ Business & Financial Consultants

INDEPENDENT AUDITORS' REPORT

January 16, 2004

Board of Directors and Stockholder
Porter, White & Company, Inc.
Birmingham, Alabama

We have audited the accompanying statement of financial condition of Porter, White & Company, Inc. as of December 31, 2003, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Porter, White & Company, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Warren, Averett, Kimbrough & Marino, LLC

Post Office Box 1245
Culiman, Alabama 35056
(256) 739-0312
fax (256) 739-1896

2500 Acton Road
Birmingham, Alabama 35243-4226
(205) 979-4100
fax (205) 979-6313
www.wakm.com

Post Office Box 559
Jasper, Alabama 35501
(205) 221-6109
fax (205) 384-9215

PORTER, WHITE & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$	647,762
Receivables (net of allowance of $10,000)		227,598
Receivable from affiliate		14,217
Debt security - trading		35,099
Equity securities - trading		37,000
Property and equipment, net		34,246
Investment in affiliate		64,299
Other assets		5,197
	$	1,065,418

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	28,632
Payable to affiliate		23,750
Accrued compensation and other expenses		89,695
		142,077
STOCKHOLDER'S EQUITY		
Common stock, $1 par value; authorized 5,000 shares; issued and outstanding 1,500 shares		1,500
Additional paid-in capital		1,976,930
Accumulated deficit		(1,055,089)
		923,341
	$	1,065,418

See notes to financial statements.

PORTER, WHITE & COMPANY, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES	
Investment banking and consulting	$ 1,441,879
Investment loss	(3,342)
Equity in loss of affiliate	(2,134)
Interest	7,002
	1,443,405
EXPENSES	
Salaries, commissions and related benefits	953,612
Occupancy and other office expenses	172,497
Communications	63,827
Promotional	105,529
Other	87,503
	1,382,968
NET INCOME	$ 60,437

See notes to financial statements.

PORTER, WHITE & COMPANY, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
December 31, 2002	$ 1,500	$ 1,976,930	$ (978,531)	$ 999,899
Distributions	-	-	(136,995)	(136,995)
Net Income	-	-	60,437	60,437
December 31, 2003	$ 1,500	$ 1,976,930	$ (1,055,089)	$ 923,341

See notes to financial statements.

PORTER, WHITE & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows from Operating Activities		
Net income	$	60,437
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		12,006
Equity in loss of affiliate		2,134
Unrealized gain on debt security		(60)
Provision for bad debts		5,066
Unrealized loss on equity securities		3,000
Change in receivables and receivable from affiliate		229,021
Change in other assets		579
Change in accounts payable and accrued expenses		(79,543)
Change in payable to affiliate		23,750
		195,953
Net Cash Provided by Operating Activities		256,390
Cash Flows from Investing Activities		
Capital expenditures		(23,119)
Net Cash Used by Investing Activities		(23,119)
Cash Flows from Financing Activities		
Distributions paid		(136,995)
		(136,995)
Increase in Cash and Cash Equivalents		96,276
Cash and Cash Equivalents - beginning of year		551,486
Cash and Cash Equivalents - end of year	$	647,762

See notes to financial statements.

PORTER, WHITE & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the Company are as follows:

Description of Business
Porter, White & Company, Inc. (the Company) provides investment banking and various consulting services and is registered as a broker and dealer in securities under the Securities and Exchange Act of 1934. The Company is a wholly-owned subsidiary of Porter White Companies, Inc (the Parent). The Company's broker dealer operations do not carry security accounts for customers or perform custodial functions relating to customer securities. The Company clears all transactions through another broker dealer.

Investment Banking and Consulting Revenue
Revenue from investment banking and consulting projects is recognized when the projects are substantially complete and no material contingencies exist.

Securities Transactions
Securities transactions, commission revenues and related expenses are recorded on a settlement date basis.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains cash accounts at financial institutions which, at times, may exceed federally insured amounts.

Accounts Receivable
The Company uses the allowance method of accounting for uncollectible accounts receivable whereby allowances are established at the time accounts receivable are estimated to be uncollectible. On a continuing basis, management analyzes delinquent receivables and, once these receivables are determined to be uncollectible, they are written off through a charge against an existing allowance account or against earnings.

Investments
Investments in equity securities that have readily determinable fair values (publicly reported market quotations) and debt securities are classified by management as one of the following:

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Held-to-maturity securities - Held-to-maturity securities are debt securities in which the Company has the positive intent and ability to hold until maturity and are stated at amortized cost.

Trading securities - Trading securities are securities that are bought for the purpose of selling them in the near term and are stated at fair value. Unrealized holding gains and losses are reflected in operations.

Available-for-sale securities - Available-for-sale securities are securities that are not classified as trading or held-to-maturity securities. Available-for-sale securities are stated at fair value. Unrealized holding gains and losses are not reflected in operations but are netted and included as comprehensive income and a separate component of stockholder's equity until realized. For purposes of computing realized gains or losses, cost is determined on a specific identification basis.

Investments in corporations and partnerships when ownership is 50 percent or less and the Company has the ability to exercise significant influence over operating and financial policies of the investee are accounted for by the equity method; investments in corporate equity securities not meeting this criteria and without readily determinable fair values are accounted for by the cost method.

Property and Equipment
Property and equipment is stated at cost less accumulated depreciation. Expenditures for additions and major improvements that significantly extend the lives of the assets or increase their productivity are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. Assets disposed are removed from the accounts, and the resulting gains or losses are recorded in operations.

Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of the depreciable assets as follows:

Item	Estimated Useful Lives
Computer equipment	5 years
Software	3 years
Communications equipment	5 years
Furniture and fixtures	8 years

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income Taxes

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporate income taxes, the stockholder is taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Estimates and Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - INVESTMENTS

Debt security - trading consists of an investment in a public utility bond with a maturity value of $35,000 on January 1, 2007. Interest is paid semiannually at a rate of 6.2 percent per annum.

Equity securities - trading is comprised of 4,000 shares of NASDAQ common stock.

The Company owns a 7.31-percent partnership interest in Porter White Investment Company, L.P. The book value of the investment when acquired was $90,615. Porter White Investment Company, L.P. has total assets of approximately $945,000 as of December 31, 2003, net loss of $29,178 for the year ended December 31, 2003, and is accounted for using the equity method of accounting.

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment consists of the following major classifications:

Computer equipment	$ 292,963
Software	106,595
Communication equipment	35,467
Furniture and fixtures	7,330
	442,355
Less accumulated depreciation	408,109
	$ 34,246

Depreciation expense for 2003 amounted to $12,006.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (the Commission) Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. As of December 31, 2003, the Company had net capital as defined of $564,834 which exceeded the required net capital by $464,834. Also, the Company must not permit its "aggregate indebtedness" to exceed 15 times its net capital. The Company is required to notify the Commission if it plans to withdraw 30 percent or more of its excess net capital, if the withdrawal is in excess of $500,000, within any 30-calendar day period.

There were no liabilities subordinated to claims of creditors as of December 31, 2003.

NOTE E - PROFIT SHARING PLAN

The Company has a profit sharing plan covering substantially all full-time employees. Contributions to the plan are at the discretion of management. During the year ended December 31, 2003, contributions to the plan charged to operations were $28,652.

NOTE F - LEASES

The Company leases office space under a noncancelable operating lease from a related party through common ownership. Rent expense for operating leases in 2003 totaled $112,040.

PORTER, WHITE & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE F - LEASES - Continued

Future minimum lease payments under leases with initial or remaining noncancelable lease terms in excess of one year are as follows:

2004	$ 91,428
2005	91,428
2006	53,333
	$ 236,189

NOTE G - RELATED PARTY TRANSACTIONS

The Company's receivable from affiliate and payable to affiliate are noninterest bearing and are without stipulated due dates.

SUPPLEMENTARY INFORMATION

PORTER, WHITE & COMPANY, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

SCHEDULE I

COMPUTATION OF NET CAPITAL

1.	Total stockholder's equity	$	923,341
2.	Deduct: stockholder's equity not allowable for net capital		
3.	Total stockholder's equity qualified for net capital		923,341
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
	B. Other allowable credits		
5.	Total capital and allowable subordinated liabilities		923,341
6.	Deductions and/or charges:		
	A. Nonallowable assets from statement of financial condition:		
	Petty cash		300
	Money market account with broker/dealer		7,132
	Customer receivables		226,513
	Receivable from affiliates		14,217
	Property and equipment		34,246
	Other assets		5,197
	Investment in affiliate		64,299
	(1) Additional charges for customers' and non-customers' security accounts		
	(2) Additional charges for customers' and non-customers' commodity accounts		

PORTER, WHITE & COMPANY, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003
(Continued)

SCHEDULE I

B. Aged fails-to-deliver:	
Number of items - 0	
C. Aged short security differences:	
Number of items - 0	
D. Secured demand note deficiency	
E. Commodity futures contracts and spot commodities proprietary capital charges	
F. Other deductions and/or charges	
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)	
H. Total deductions and/or charges	(351,904)
7. Other additions and/or allowable credits	
8. Net capital before haircuts on secured positions	571,437
9. Haircuts on securities (computed where applicable, pursuant to Rule 15c3-1(f):	
A. Contractual securities commitments	
B. Subordinated securities borrowings	
C. Trading and investment securities:	
(1) Bankers' acceptance, CDs and commercial paper	
(2) U. S. and Canadian government obligations	

PORTER, WHITE & COMPANY, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003
(Continued)

SCHEDULE I

		(3) State and municipal government obligations	
		(4) Corporate obligations	
		(5) Stocks and warrants	5,550
	D.	Undue concentration	
	E.	Other	1,053
10.	Net capital		564,834

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11.	Minimum net capital required (based on aggregate indebtedness)	$ 9,472
12.	Minimum dollar requirements of broker or dealer	$ 100,000
13.	Net capital requirement (greater of line 11 or 12)	100,000
14.	Excess net capital	$ 464,834
15.	Excess of net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 550,626

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	A.I. liabilities from statement of financial condition:	
	Accounts payable and accrued expenses	$ 142,077
17.	Add:	
	A. Drafts for immediate credit	

PORTER, WHITE & COMPANY, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003
(Continued)

SCHEDULE I

	B. Market value of securities borrowed for which no equivalent value is paid or credited	
	C. Other unrecorded items	
18.	Deduct: adjustments based on deposits in Special Reserve bank account	
19.	TOTAL aggregate indebtedness	$ 142,077
	Percentage of aggregate indebtedness to net capital	25.15%

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in company's Part II (unaudited) FOCUS report (as amended)	$ 564,834
Audit adjustments	-
Net capital as computed above	$ 564,834

PORTER, WHITE & COMPANY, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

SCHEDULE II

EXEMPTIVE PROVISION FOR DETERMINATION OF RESERVE REQUIREMENT

No transactions occurred in 2003. Therefore, no reserve is required as of December 31, 2003.

PORTER, WHITE & COMPANY, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

SCHEDULE III

No transactions occurred in 2003. Therefore, there is no such information to report as of December 31, 2003.

WARREN, AVERETT, KIMBROUGH & MARINO, LLC
Certified Public Accountants ◦ Business & Financial Consultants

REPORT OF INDEPENDENT ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL

January 16, 2004

Board of Directors and Stockholder
Porter, White & Company, Inc.
Birmingham, Alabama

In planning and performing our audit of the financial statements of Porter, White & Company, Inc. for the year ended December 31, 2003, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Porter, White & Company, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. As of December 31, 2003, the company was in compliance with the conditions for exemption, and no facts came to our attention indicating these conditions had not been complied with during the year. We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of internal controls and of the practices and procedures is to provide management with reasonable, but not absolute, assurance (1) that assets for which the company has

Post Office Box 1245
Cullman, Alabama 35056
(256) 739-0312
fax (256) 739-1896

2500 Acton Road
Birmingham, Alabama 35243-4226
(205) 979-4100
fax (205) 979-6313
www.wakm.com

Post Office Box 559
Jasper, Alabama 35501
(205) 221-6109
fax (205) 384-9215

responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters of the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal controls, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Warren, Averett, Kimbrough + Marino, LLC